Exhibit 99.4

CISCO SYSTEMS, INC.

RESTRICTED STOCK UNIT ASSUMPTION AGREEMENT

Dear [Field: Full Name]:

As you know, on May 26, 2017 (the “Closing Date”), Cisco Systems, Inc. (“Cisco”) acquired MindMeld, Inc. (“MindMeld”) (the “Acquisition”), pursuant to the Agreement and Plan of Merger by and among Cisco, Mojo Merger Sub Corporation, MindMeld and Fortis Advisors LLC, as the Stockholders’ Agent, dated as of April 28, 2017 (the “Acquisition Agreement”). On the Closing Date, you held one or more outstanding restricted stock units related to shares of MindMeld common stock that were previously granted to you under the MindMeld, Inc. 2017 Equity Incentive Plan named below (the “Plan”). Pursuant to the Acquisition Agreement, on the Closing Date, Cisco assumed all obligations of MindMeld under your outstanding restricted stock unit award(s). This Restricted Stock Unit Assumption Agreement (the “Agreement”) evidences the terms of Cisco’s assumption of any restricted stock unit award(s) related to shares of MindMeld common stock granted to you under the Plan (the “MindMeld RSUs”) and documented by a restricted stock unit agreement(s) and any amendment(s) entered into by and between you and MindMeld (collectively, the “RSU Agreement(s)”), including the necessary adjustments for assumption of the MindMeld RSUs that are required by the Acquisition.

The table below summarizes your MindMeld RSUs immediately before and after the Acquisition:

Grant Details

Employee ID	[Field: Employee ID]

Grant Date	[Field: Grant Date]

Type of Award	[Field: Grant Type]

Stock Plan Name	[Field: Stock Plan Name]

Grant Number	[Field: Grant Number]

Cisco Number of Shares	[Field: Shares Granted]

Original Number of Shares	[Field: Acquisition Shares]

Vesting Commencement Date	[Field: Vest Start Date]

The post-Acquisition adjustments are based on the Exchange Ratio of 0.2214808667, as determined in accordance with the terms of the Acquisition Agreement, and are intended to preserve immediately after the Acquisition the aggregate fair market value of the underlying shares immediately prior to the Acquisition. The number of shares of Cisco common stock subject to your assumed MindMeld RSUs was determined by multiplying the Exchange Ratio by the number of shares of MindMeld common stock remaining subject to your MindMeld RSUs on the Closing Date and rounding the resulting product down to the next whole number of shares of Cisco common stock.

Unless the context otherwise requires, any references in the Plan and the RSU Agreement(s) to: (i) the “Company” or the “Corporation” means Cisco, (ii) “Stock,” “Common Stock,” “Shares” or “Ordinary Shares” means shares of Cisco common stock, (iii) the “Board of Directors” or the “Board” means the Board of Directors of Cisco and (iv) the “Committee” means the Compensation and Management Development Committee of the Board of Directors of Cisco. As used in this Agreement, “Employer” means your actual employer. All references in the RSU Agreement(s) and the Plan relating to your status as an employee or consultant of MindMeld or a subsidiary or affiliate will now refer to your status as an employee or consultant of Cisco or any present or future Cisco parent, subsidiary or affiliate.

The vesting commencement date, vesting schedule and expiration date of your assumed MindMeld RSUs remain the same as set forth in the RSU Agreement(s) and/or any notice of grant but with the number of shares subject to each vesting installment adjusted to reflect the effect of the Acquisition. (In this respect, please note that any discussion of terms in any employment offer letter (whether from Cisco, MindMeld or any other related employer) is explanatory in nature and will not result in duplication of benefits (including vesting) with respect to your assumed MindMeld RSUs.) Vesting of your assumed MindMeld RSUs will be suspended during all leaves of absence in accordance with Cisco’s policies. Cisco will withhold applicable taxes by withholding vested Cisco shares that would otherwise be released under the assumed MindMeld RSU on the vest date. The amount of Cisco shares withheld will be equal in value to the amount necessary to satisfy any such withholding tax obligation. All other provisions which govern either the settlement or the termination of your assumed MindMeld RSUs remain the same as set forth in the RSU Agreement(s), and the provisions of the RSU Agreement(s), will govern and control your rights under this Agreement to acquire shares of Cisco common stock, except as expressly modified by this Agreement, the Acquisition Agreement or otherwise in connection with the Acquisition.

UNLESS EXPRESSLY SET FORTH IN AN EMPLOYMENT AGREEMENT OR OFFER LETTER WITH CISCO, UPON NOTICE OF TERMINATION OF YOUR EMPLOYMENT WITH CISCO OR ANY PRESENT OR FUTURE CISCO SUBSIDIARY, ALL UNVESTED RESTRICTED STOCK UNITS SHALL BE IMMEDIATELY FORFEITED WITHOUT CONSIDERATION, EXCEPT AS MAY BE OTHERWISE DETERMINED BY CISCO IN ITS SOLE DISCRETION.

Nothing in this Agreement or the RSU Agreement(s) interferes in any way with your right and the right of Cisco or its parent, subsidiary or affiliate, which rights are expressly reserved, to terminate your employment at any time for any reason and whether or not in breach of local labor laws. Future restricted stock units, if any, you may receive from Cisco will be governed by the terms of the Cisco equity plan under which such restricted stock units are granted, and such terms may be different from the terms of your assumed MindMeld RSUs, including, but not limited to, vesting and forfeiture upon your termination of employment.

Until Cisco’s Stock Administration Department is in receipt of your understanding and acceptance of this Agreement (which can be accomplished electronically by following the instructions under the heading of Acknowledgment below) your Cisco account will not be activated and your assumed MindMeld RSUs will not be settled.

If you have any questions regarding this Agreement or your assumed MindMeld RSUs, please contact                            at                             —    .

CISCO SYSTEMS, INC.

By:	/s/ Evan Sloves
Evan Sloves
Corporate Secretary

ACKNOWLEDGMENT

[Field: Full Name] acknowledges that clicking on the I Agree button constitutes acceptance and agreement to be bound by the terms of this Agreement, as well as understanding and agreement that all rights and liabilities with respect to the assumed MindMeld RSUs listed on the table above are hereby assumed by Cisco and are as set forth in the RSU Agreement(s) for such assumed MindMeld RSUs, the Plan (as applicable) and this Restricted Stock Unit Assumption Agreement.

ATTACHMENTS

Exhibit A - Form S-8 Prospectus